UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 06, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Asset Sale

Dear Sirs:

On March 27, 2017, we announced as a Reserved Relevant Information Communication, that our Board of Directors had agreed to sell all of our stake in the company GMD S.A. (hereinafter “GMD”), to Advent International Global Private Equity, subject to the negotiation and agreement to be reached by the parties with respect to the terms and conditions of the transaction, to the results of the due diligence process that will be carried out by the potential buyers as part of their evaluation process and to the approval of the Investment Committee of Advent International Global Private Equity.

In this regard, we inform you as a Relevant Information Communication that today, June 06, 2017, we have signed a purchase agreement for all our shares in GMD, which represent 89.19% of the company’s shareholders, to Al Inversiones Palo Alto II S.A.C., affiliated company of Advent International.

Advent is acquiring our ownership stake in GMD for USD 84.7 million, with an initial payment of US$ 37.3 million, and subsequent payments subject to the milestones agreed between the parties. The agreed price is equivalent to 8.2 times GMD’s 2016 EBITDA.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: June 6, 2017